Exhibit 21.1

Subsidiaries of the Registrant	State of Incorporation or Organization

Columbia Equity, LP	a Virginia limited partnership
Columbia TRS Corporation	a Virginia corporation
Columbia Equity Services, LLC	a Virginia limited liability company